UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Acquisition by Michpal Micro Computers (1983) Ltd., a subsidiary of the issuer

On June 8, 2020, Formula Systems (1985) Ltd. (“Formula” or the “Company”) announced the acquisition by its wholly-owned subsidiary Michpal Micro Computers (1983) Ltd. of 70% of the issued and outstanding share capital of Liram Financial Software Ltd. (“Liram”), a provider of proprietary integrated specialized solutions in the field of financial accounting, taxation and compliance. This acquisition is an additional strategic step towards the expansion of Michpal’s operations in the field of payroll, human resources and financial management and compliance.

The press release announcing this acquisition is appended as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: June 8, 2020	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

 Exhibit Index

Exhibit No.	Description
99.1	Press release dated June 8, 2020 entitled “Formula Systems Acquires 70% of Liram R.L Finance Software Ltd.”

Exhibit 99.1

Formula Systems Acquires 70% of Liram Financial Software Ltd.

The acquisition, completed by Michpal Micro Computers, a wholly owned subsidiary of Formula Systems, enables Michpal to expand its operations in the field Financial Accounting, Taxation and Compliance for accounting firms, tax consultants, bookkeepers, controllers, and CFOs.

Or Yehuda, Israel, June 8, 2020— Formula Systems (1985) Ltd. (NASDAQ and TASE: FORTY) announced today that it had completed the acquisition of 70% of the share capital of Liram Finance Software Ltd. (“Liram”).

Liram is a provider of proprietary integrated specialized management systems in the field of financial accounting, taxation and compliance, for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs, giving its clients, for more than 35 years, complete confidence in their actions and decisions. Liram’s solutions include specialized financial software solutions for preparation and reporting of financial statements, tax declarations, single-entry and double-entry bookkeeping. fixed asset management and depreciation calculations (under the brand name Ram-Nihul) etc.

This acquisition completed by Michpal Micro Computers, a wholly owned subsidiary of Formula Systems is an additional strategic step towards the expansion of Michpal’s operations in the field of payroll, human resources and financial management and compliance.

In recent months, Liram has launched its "RamPlus 360" platform, which is a modular platform offering a wide range of Liram’s software solutions under one integrated working environment (on-premise or online). The new platform has already proven its efficacy during the COVID-19 crisis by enabling financial professionals to continue their work offsite and provide crucial real-time and personalized service to their clients even during the COVID-19 lockdown period, while saving time and preventing errors.

Rami Livnat, Liram's CEO, said: "I have full confidence in Formula’s capabilities as a leading group that brings together stable transaction management with a proven growth strategy, to open up new opportunities for Liram to expand in a variety of areas in the field of financial accounting, taxation and compliance while strengthening its relationships with its customers. With more than 35 years of experience, Liram strives to continue to play an active role in Israel’s accounting, taxation and compliance market and to enable its customers to improve their work habits."

Moshe Hittleman, Michpal's CEO, said: "Joining forces with Liram is a wonderful opportunity for Michpal, allowing it to continue providing advanced software solutions and services to thousands of its clients coming from all market sectors and will enable it to offer an integrated platform for all its products along with  professional consultancy in the field of labor law, payroll monitoring and pension and benefits intended for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs.”

Guy Bernstein, Formula Systems' CEO, said: "The acquisition of Liram is part of a series of strategic moves, aimed at expanding Michpal’s footprint by offering Michpal’s complete product and services portfolio alongside Liram’s offerings. We are a strategic buyer that acquires companies that fit our mission, vision and culture and Liram met our parameters and I believe it is synergetic to and compliments Michpal’s business.”

About Formula:

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il